Mail Stop 6010

November 23, 2005

David M. Daniels, CEO
National Health Partners, Inc.
120 Gibraltar Road, Suite 107
Horsham, PA 19044

> **Re: National Health Partners, Inc.**
> **Amendment No. 2 to Registration Statement on Form SB-2**
> **Filed November 7, 2005**
> **File No. 333-126315**

Dear Mr. Daniels:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Page references are to the marked copy furnished. Prior comment refers to our letter dated October 21, 2005.

We have significant contractual obligations…, page 4

1.   We note at page 38 that you do not expect currently available cash resources to meet the company's needs over the next 12 months, and that you "have not made any arrangements" for raising new capital.

   - Please add a new risk factor or revise this risk factor to describe these liquidity risks.
   - Please revise the caption and discussion to reflect that you will need to raise additional capital in the near term.

2.   The disclosure on page 4 about employment agreements with Messrs. Soufflas and Taylor conflicts with the disclosure on page 15.

We have a history of losses and … losses through the second quarter of 2006, page 4

3.   Please refer to prior comment 4. Briefly discuss the basis for your statement of expected profitability in the second quarter of 2006. In this regard, we note disclosure elsewhere you expect substantially increased operating costs. We also note uncertainties regarding future sales levels and member retention rates. Do you have a membership level for expected break-even net income?

Critical Accounting Policies, page 18

4.   We have reviewed your response to prior comment 9 and note that you have revised your critical accounting policies to disclose how you account for stock-based compensation. Revise further to indicate why you believe this is a critical accounting policy/estimate. Specifically, revise to discuss the assumptions inherent in estimating the fair value of stock-based compensation and disclose the methodology/model that you use to determine fair value of stock options and warrants. Please refer to Question 5 of SAB Topic 14.D.1.

Recent Developments, page 23

5.   Please discuss briefly the price level of memberships currently in force. For example, using your figures of 2,500 members at November 1, 2005 and revenues estimated at $39,500 for October 2005, it appears the approximate revenue per member for that month is $15.80. Also, how is this figure affected by free trial periods?

6.   Please discuss briefly your success ratio of converting free trial memberships to paying memberships. Briefly discuss at what point in the process you obtain billing information.

7.   Please revise to discuss the contribution of revenues from your sales channels, other than independent marketing representatives, during the same periods.

Operational Metrics, page 24

8.   Please revise the first paragraph to clarify how many months' revenues are offset by commissions and other costs of obtaining a new member.

Contractual Obligations, page 39

9.   We note that you have provided a table of contractual obligations as of June 30, 2005. While Item 303 of Regulation S-B does not require you to present this information, if you do elect to provide a table of contractual obligations, it should comply in all significant respects with the requirements of Item 303(a)(5) of Regulation S-K.

Our CARExpress Healthcare Solution, page 43
Overview, page 43

10.   Please refer to prior comment 17. As previously requested, please clarify how the "principles" stated in the first sentence of subparagraphs *i* and *ii,* and the second clause of *iii are* addressed by your product.

Sales Channels, page 51

11.   Please refer to prior comment 21. Please revise this section to describe the current extent and status of your utilization of the sales channels discussed.

Suppliers, page 52

12.   Refer to prior comment 22 and your response. Please revise to disclose the information in the final sentence of your response regarding industry practice.

Independent Marketing Representatives, page 55

13.   Please quantify the reference to "several" marketing representatives.

14.   Please clarify how the amount of the "upfront" commission and how it is calculated. Clarify how the ongoing commissions are calculated.

Overview, page 22

15.   We note the disclosure on pages 5 and 7 about your relationship with Trident. Please expand the appropriate section to discuss the material terms of the agreements with Trident Marketing and Hispanic Global LLC, such as the right to exercise options based on revenues and commissions.

16.   Please discuss Trident's methods and capacity to market your product. Does Trident also market your competitors' products? To the same prospects? How does it generate prospects and what are the sales methods? If material to understanding Trident's capacity, describe its recent history and the size and scope of its operations. Provide similar information regarding Hispanic Global.

17.   Please disclose any material relationships among the company, Trident and Hispanic Global, apart from the marketing agreements.

Certain Relationships and Related Transactions, page 75

18.   Please refer to prior comment 37. Please discuss the material terms of the agreements with Messrs. Bowers and Lozano.

19.   We reissue prior comment 38. Please disclose in the prospectus the information you included in your response.

Selling Security Holders, page 88

20.   Please refer to prior comment 43. Please clarify which criteria you have achieved and the number of shares registered for resale related to the achievement.

Experts, page 103

21.   We note that the audit opinion refers to the years ended December 31, 2003 and 2004. Please revise to include references to all periods audited by your auditors.

Annual Financial Statements, page F-1

22.   Please update the financial statements and related financial information. Refer to Item 310(g) of Regulation S-B.

Consolidated Statements of Operations, page F-4

23.   You currently present some expenses within functional categories such as cost of sales and general and administrative expenses, while other expenses are presented based on the expense item's description such as professional fees, rent expense, advertising expense, salary expense, and depreciation expense. Please revise to be consistent in your presentation. In that regard, you should not present cost of sales and gross deficit unless cost of sales includes all costs of your sales including the allocable portion of direct and indirect costs for professional fees, rent expense, advertising expense, salary expense and depreciation expense. Also, since you present some expense items separately, the presentation of an amount for total general and administrative expenses would not be appropriate if this amount did not include all amounts that are allocable to this item and the item was not labeled as such. Please see SAB Topic 11.B.

24.   Please tell us and disclose how you account for and classify commission and bonus expenses related to sales of memberships and tell us why. Disclose the total amount of commissions and related bonuses paid in each period in the notes to your financial statements. Any commissions and related bonuses paid to related parties should be disclosed separately. Please refer to Question 1 of SAB Topic 13.A.4(a).

Note 1. Nature of Organization, page F-9

25.   Please refer to prior comment 43 from our October 21, 2005 letter. Please tell us and disclose whether any of your employees are compensated on a basis similar to the independent marketing representatives.

26.   Please refer to prior comment 49 from our October 21, 2005 letter. The revised disclosure indicates that you include depreciation expense related to selling and marketing activities within cost of sales. Your statement of operations reflects a separate line item for depreciation expense. First, please tell us why you believe the depreciation expense related to the website, telephone system and computer

equipment are selling and marketing activities and not related to the cost of your sales. Please tell us why, if these costs are related to your selling and marketing activities, you classified them in cost of sales. Third, you should not present a separate expense item called "depreciation expense" if that item does not include all of your depreciation expense. Please see our comment above with respect to the classification of expenses in your statement of operations.

27. Please refer to prior comment 52 form our October 21, 2005 letter. Since these arrangements appear to qualify as single units of accounting under EITF 00-21, you should tell us why you believe that the fees associated with shipping and handling should not be deferred and recognized systematically over the periods that the fees are earned. Please refer to SAB Topic 13.A.3.f.

28. Please provide all of the disclosures in the format required under paragraph 2(e)(c) of SFAS 148 in both your annual and interim financial statements.

Note 7. Equity Transactions, page F-17

29. Please refer to prior comment 53 from our October 21, 2005 letter. Please note that paragraph 20 of SFAS 123 is applicable to the valuation of equity instruments issued for employee services. As such, that paragraph does not appear to be applicable to the warrants issued to consultants for services. With respect to the calculation of your volatility, please explain how you determined the volatility and why in your response you refer to "a high volatility which kicks out a full fair value for the value of the warrants." Discuss how your approach considers paragraphs 277 and 285 of SFAS 123 and Question 6 of SAB Topic 14.D.1. Also, clarify why you believe that paragraphs 12 and 13 of EITF 00-21 apply to the issuance of your warrants.

Interim Financial Statements, page F-22

Consolidated Statements of Cash Flows, F-27

30. Revise your schedule of non-cash financing activities to separately present the $295,100 of common stock issued to prior investors for agreeing to the amendment to the stock purchase agreements and not as "issued for services."

Note 4. Consulting Agreements, page F-33

31.   Due to the significance of the amounts related to your consulting agreements, please revise to disclose the following:

- The method and significant assumptions used to value the Series A, B, and C warrants.

- The accounting method used to account for the agreements. Tell us in more detail how you considered the specific terms of your consulting arrangements under EITF 96-18 in determining the measurement and timing of the consulting expense.

- The significant terms of the consulting agreements, including a discussion of the nature of the marketing and advisory services.

- The significant terms of the common shares and warrants issued.

Note 5. Equity Transactions, page F-35

32.   Please refer to prior comment 58 from our October 21, 2005 letter. Please tell us and disclose the significant terms of the registration rights granted to the shareholders and why you would have liability for possible breach under a reasonable best efforts provision. Discuss any requirements to maintain effectiveness or listing of the shares. Also discuss why you believe that the provision of the registration rights for the warrants should not be considered as net-cash settlement under paragraphs 14 – 17 of EITF 00-19.

Note 8. Subsequent Events, page F-41

33.   Please respond to the following comments with respect to your agreement with Mr. Bowers:

- Please tell us and disclose all of the significant terms of the agreement including the nature of the services to be provided and settlement alternatives and the party that controls settlement.

- Tell us and disclose how you will account for the payments under the agreement and tell us why. Cite the accounting literature upon which you relied and how you applied that literature to the terms of your agreement.

Exhibits

34.   Please refer to prior comment 63. Please file all exhibits in complete form. For example, we note you have omitted exhibits from Exhibits 10.12, 10.28, 10.31 and 10.34.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Thomas Dyer at (202) 551-3641 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Alan Morris at (202) 551-3601 or me at (202) 551-3602 with any other questions.

                                        Sincerely,

                                        Thomas A. Jones
                                        Senior Attorney

cc. Alex Soufflas
Via telefax (215) 682-7116